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                              April 20, 2023

       David I. Rainer
       Chief Executive Officer
       Southern California Bancorp
       12265 El Camino Real, Suite 210
       San Diego, California 92130

                                                        Re: Southern California
Bancorp
                                                            Registration
Statement on Form 10-12B
                                                            Filed April 6, 2023
                                                            File No. 001-41684

       Dear David I. Rainer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12B

       General

   1. Please disclose the status of your application to be listed on the Nasdaq Capital Market.
                                                        In this regard we note
your disclosure on page 117 that you have "applied and received approval to list [your]
common stock on the Nasdaq Capital Market," as well as your
                                                        disclosure on page 49
that such "listing is not guaranteed." Please revise for consistency or advise.
   2. We note that it appears that you intend to list your common stock on the Nasdaq Capital
                                                        Market under Section
12(b) of the Exchange Act. Please tell us the listing standard you intend to rely upon in
listing your common stock and specifically confirm whether and how you meet Nasdaq's
quantitative listing standards. In this regard, it does not appear that you are relying
upon the direct listing standards, considering you have not filed a registration statement
under the Securities Act of 1933.
 David I. Rainer
Southern California Bancorp
April 20, 2023
Page 2
Business
Deposit Products, page 12

3. We note your response to our prior comment 9 and your revised disclosure. Please remove references to "expanded FDIC insurance" in this section and on page 54.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid I. Rainer
                                                          Division of
Corporation Finance
Comapany NameSouthern California Bancorp
                                                          Office of Finance
April 20, 2023 Page 2
cc:       Josh Dean, Esq.
FirstName LastName